[LOGO] NEXICON, INC.
                           400 Gold Ave SW Suite 1000
                          Albuquerque New Mexico 87102
                      Tel: 505.248.0000, Fax: 505.244.4115
                               www.nexiconinc.com


February 14, 2006

VIA EDGAR AND FED EX
--------------------

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re:   Nexicon, Inc.
      Form 10-KSB for the Fiscal Year ended December 31, 2004
      Filed May 9, 2005

      Form 10-QSB for the Fiscal Quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (File No. 0-30244)

Dear Mr. Spirgel:

      This letter has been prepared in response to your request for Nexicon, Inc. ("Nexicon" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "Commission" or the "SEC") as memorialized in your October 17, 2005 letter to me (the "Comment Letter") concerning the following: (i) Nexicon's Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB"); and (ii) Nexicon's Form 10-QSB for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30,2005 (collectively, the "Form 10-QSBs").

      Due to the complexity of the issues raised in the Comment Letter, and the prior comment letters that Nexicon received from the Commission on June 14, 2005, July 8, 2005 and August 10, 2005, all of which concerned related accounting issues involving the Form 10-KSB and Form 10-QSBs, Nexicon initially requested sixty (60) days (to December 17, 2005) to file the Company's response to the Comment Letter (the "Response Deadline"). Subsequently, on December 15, 2005, the Company requested the Response Deadline be extended by an additional forty-five (45) days (to January 31, 2006) due to the difficulties Nexicon was encountering in its analysis and preparation of the Company's responses to the Comment Letter. Subsequently, on January 27, 2006, the Company requested that the Response Deadline be extended an additional twenty-eight (28) days to February 28, 2006 to allow additional time for Nexicon to complete its review of the Form 10-KSB and Form 10-QSBs (collectively, the "Filings") and to prepare the necessary amendments to the Filings. Nexicon is pleased to report that as of the date hereof, the Company has completed its review of the Filings and has prepared and filed with the Commission amendments to each of the Filings (the "Amended Filings").

      The following are the Company's responses to the Comment Letter, which responses follow a recitation of the relevant comment.

Larry Spirgel
United States Securities and Exchange Commission
February 14, 2006
Page 2

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

(8) Commitments, page 8
2004 Transactions, page 8

COMMENT 1   We note the 2004 Secured Convertible Debentures have a conversion provision that entitles the holder at any time, and from time to time, to convert all or any part of the principal plus accrued interest into your common stock, at a per share price equal to the lesser of an amount equal to (i) 120% of the quoted closing bid price of the stock on the date of the debenture, or (ii) 80% of the lowest quoted closing bid price during the five trading days immediately preceding the conversion date. With regard to this provision, it appears that some or all of these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the debt is not convertible into a fixed number of shares. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19.

            Specifically, since the debentures can be converted into 80% of the lowest quoted closing bid price during the five trading days immediately preceding the conversion date, it appears that the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate (paragraph 20 of EITF 00-19). As a result, it appears that this conversion feature would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for this feature as a derivative liability with changes in fair value being recorded in the income statement. Please revise or advise in detail.

RESPONSE:   NEXICON CONCLUDED THAT THERE WERE EMBEDDED DERIVATIVE INSTRUMENTS
            THAT REQUIRED BIFURCATION AND THAT SHOULD BE ACCOUNTED FOR AS
            LIABILITIES AT FAIR VALUE. THE AMENDED FILINGS REFLECT THIS
            CONCLUSION.

      Please note that on November 21, 2005, the Company filed a Form RW (the "Form RW") with the Commission to request an order permitting Nexicon to withdraw the pending Amendment No. 1 to the Registration Statement filed on Form SB-2 on September 27, 2005, File No. 333-126596 (the "Pending Registration Statement"). The Form RW was filed because the Company and Cornell Capital Partners, LP ("Cornell") mutually decided to terminate the Standby Equity Distribution Agreement (the "SEDA"), and related financing documents, underlying the Pending Registration Statement and memorialized said decision by executing a termination agreement on November 21, 2005.

      Concurrently with the filing of this Response Letter, the Company is also filing a new registration statement on Form SB-2, which does not involve any SEDA (the "New Registration Statement"). As requested by the Commission at the end of the Comment Letter, the New Registration Statement incorporates, to the extent applicable, the Company's responses contained herein.

      Should you have any questions concerning this Response Letter, please contact me at 505-248-0000.

Very truly yours,

/s/ Daniel Urrea
----------------
Daniel Urrea, Chief Financial Officer

cc: Inessa Berenbaum, Staff Accountant, United States Securities and Exchange Commission (via Fed Ex)
      Kyle Moffatt, Accounting Branch Chief, United States Securities and Exchange Commission (via Fed Ex)
      Clayton E. Parker, Kirkpatrick & Lockhart Nicholson Graham, LLP (via facsimile)